SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________



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                              TAT Technologies Ltd.

6-K Items

     1.   Press Release re FIMI Exercise their Warrants dated February 21, 2007.




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                                                                          ITEM 1


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Press Release                                       Source: TAT Technologies Ltd

FIMI Exercise their Warrants

Wednesday February 21, 9:30 am ET

GEDERA, Israel, February 21 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF - News) reported today that TA-TOP Limited Partnership (FIMI) exercised their 500,000 warrants in the Company, according to equity investment agreement dated August 10, 2004.

The total outstanding shares of the Company now are 6,542,671 shares.

The exercise price was $6.94 per share derived from a base price of $8.50 and by application of deductions of paid dividends.

TAT Technologies Ltd. together with its subsidiaries is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the Company repairs and overhauls aircraft accessories and systems such as APU's ,landing gear, propellers, pumps and valves.

    For further information, please contact:
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    TAT Technologies Ltd.
    +972-8-859-5411




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                 Israel Ofen
                                                 Executive Vice President and
                                                 Chief Financial Officer


Date: February 26, 2007